UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2009

GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.

(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor

Bosques de las Lomas

05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No x

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Contacts: ASUR Lic. Adolfo Castro (52) 5552-84-04-08 acastro@asur.com.mx	In the U.S. Breakstone Group Susan Borinelli/Maura Gedid (646) 330-5907 / (646) 452-2335 sborinelli@breakstone-group.com mgedid@breakstone-group.com

ASUR Announces Total Passenger Traffic for

October 2009 Down 7.2% Year over Year

Mexico City, November 6, 2009 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR), today announced that total passenger traffic for October 2009 decreased by 7.2% when compared to October 2008.

All figures in this announcement reflect comparisons between October 1 through October 31, 2008 and 2009. Transit and general aviation passengers are excluded.

		Domestic
Airport	October 2008	October 2009	% Change
Cancún	218,416	219,629	0.6
Cozumel	3,969	2,636	(33.6)
Huatulco	20,247	21,743	7.4
Mérida	88,008	82,839	(5.9)
Minatitlán	13,000	13,101	0.8
Oaxaca	52,144	37,864	(27.4)
Tapachula	17,492	12,211	(30.2)
Veracruz	78,394	71,398	(8.9)
Villahermosa	67,416	61,435	(8.9)
Total Domestic	559,086	522,856	(6.5)

		International
Airport	October 2008	October 2009	% Change
Cancún	493,392	446,135	(9.6)
Cozumel	16,202	18,176	12.2
Huatulco	883	991	12.2
Mérida	5,436	5,766	6.1
Minatitlán	294	414	40.8
Oaxaca	2,612	3,454	32.2
Tapachula	276	336	21.7
Veracruz	4,775	5,530	15.8
Villahermosa	3,420	3,983	16.5
Total International	527,290	484,785	(8.1)

ASUR	Page 1 of 2

		Total
Airport	October 2008	October 2009	% Change
Cancún	711,808	665,764	(6.5)
Cozumel	20,171	20,812	3.2
Huatulco	21,130	22,734	7.6
Mérida	93,444	88,605	(5.2)
Minatitlán	13,294	13,515	1.7
Oaxaca	54,756	41,318	(24.5)
Tapachula	17,768	12,547	(29.4)
Veracruz	83,169	76,928	(7.5)
Villahermosa	70,836	65,418	(7.6)
ASUR Total	1,086,376	1,007,641	(7.2)

About ASUR:

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.

- END -

ASUR	Page 2 of 2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Director of Finance

Date: November 6, 2009